August 13, 2013

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of the Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	The Hartford Financial Services Group, Inc. Form 10-K for the Fiscal Quarter Ended December 31, 2012 Filed on March 1, 2013 File No. 001-13958
Dear Mr. Rosenberg:
We are in receipt of your August 8, 2013 letter providing comments from the staff of the Securities and Exchange Commission (the “Staff”) related to the filing listed above. We intend to provide a response to the Staff on or before Friday, September 6, 2013.
Should you or your staff need to reach us, please feel free to contact me at (860) 547-4848 or my colleagues Leslie Soler at (860) 547-2939 or Donald Hunt at (860) 547-5040.
Sincerely,

/s/ Scott R. Lewis
Scott R. Lewis
Senior Vice President and Controller